UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        (Commission File Number 1-11965)


                 ICG COMMUNICATIONS, INC. EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)


                            ICG COMMUNICATIONS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                            161 Inverness Drive West
                            Englewood, Colorado 80112
                    (Address of principal executive office)

                              REQUIRED INFORMATION

Audited financial statements and supplementary schedule for the ICG Communications, Inc. Employee Savings Plan (the Plan) as prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition as of the latest two fiscal years of the Plan and an audited statement of income and changes in Plan equity for each of the latest three fiscal years of the Plan.

FINANCIAL STATEMENTS
--------------------
                                                               Page

(A)   Financial Statements                                      6-7
      --------------------

(B)   Supplementary Schedule                                     16
      ----------------------

(C)   Exhibits
      --------

      (23)  Consent of KPMG LLP                                  17

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               ICG Communications, Inc.
                               Employee Savings Plan



Date:  June 26, 2002            By:  /S/JOHN V. COLGAN
                                     -------------------------------------
                                     John V. Colgan
                                     Senior Vice President, Finance & Controller

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                                Table of Contents


                                                                            Page

Independent Auditors' Report                                                 5

Statements of Net Assets Available for Plan Benefits -
   December 31, 2000 and 2001                                                6

Statements of Changes in Net Assets Available for Plan Benefits -
   Years ended December 31, 2000 and 2001                                    7

Notes to Financial Statements                                                8


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
   December 31, 2001                                                        16

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN


                          Independent Auditors' Report


The Plan Administrators
ICG Communications, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the ICG Communications, Inc. Employee Savings Plan (the Plan) as of December 31, 2000 and 2001, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2000 and 2001, and the changes in net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

As discussed in Note 1 to the accompanying financial statements, management of ICG Communications, Inc., the Plan sponsor, has filed for protection under Chapter 11 of the United States Bankruptcy Code. The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. However, the financial condition of the Plan sponsor raises substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                              KPMG LLP

Denver, Colorado
June 13, 2002

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 2001

                  Assets                         2000          2001
                                            ------------- -------------

Cash                                        $    60,180   $     1,187
Investments, at fair value:
  Money market funds                          1,916,214     2,216,182
  Mutual funds                               29,513,529    24,916,954
  ICG Common Stock                              353,441       171,747
                                            ------------- -------------
                                             31,783,184    27,304,883

Participant loans                               619,070       421,895
                                            ------------- -------------

Total investments                            32,462,434    27,727,965

Receivables:
  Employer contributions                        409,915       393,874
  Participant contributions                     141,216             -
  Other                                           7,717         9,424
                                            ------------- -------------
                                                558,848       403,298

                                            ------------- -------------
Net assets available for Plan benefits      $33,021,282   $ 28,131,263
                                            ============= =============


See accompanying notes to financial statements.

                            ICG COMMUNICATIONS, INC.
                             EMPLOYEE SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 2000 and 2001

                                                 2000          2001
                                            ------------- -------------

Additions to net assets attributed to:

  Contributions:
   Participant contributions               $  10,157,305  $  5,500,714
   Employer contributions in ICG Common
     Stock and cash                            4,094,687     1,822,972
   Participant rollover contributions          1,403,157       152,123
                                            ------------- -------------
     Total contributions                      15,655,149     7,475,809

  Investment income (loss):
   Net depreciation of investments,
     including realized and unrealized
     gains and losses                        (20,966,775)   (6,218,841)

   Interest and dividends                      2,375,185       370,510
                                            ------------- -------------
     Net investment loss                     (18,591,590)   (5,848,331)

                                            ------------- -------------
      Total additions (losses)                (2,936,441)    1,627,478

Deductions from net assets attributed to:
  Distributions to participants              (13,029,582)   (6,517,497)
                                            ------------- -------------

      Net decrease in net assets available
        for Plan benefits                    (15,966,023)   (4,890,019)

Net assets available for Plan benefits:
  Beginning of year                           48,987,305    33,021,282
                                            ------------- -------------

  End of year                              $  33,021,282  $ 28,131,263
                                            ============= =============

See accompanying notes to financial statements.

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 2001

(1)  Summary of Significant Accounting Policies

     (a)  General

          The ICG Communications, Inc. Employee Savings Plan (the Plan) was formed on November 1, 1996 and is intended to be a qualified plan under the Internal Revenue Code. The Plan was established for the benefit of employees of ICG Communications, Inc. and subsidiaries (collectively, ICG, the Employer or the Company). Contributions to the Plan by the Employer, hereafter referred to as "ICG Common Stock," were made in ICG Communications, Inc. common stock, traded on the AMEX, from August 5, 1996 through March 24, 1997. Subsequently, on March 25, 1997, ICG Common Stock began trading on the NASDAQ National Market System. The NASDAQ halted trading of the ICG Common Stock on November 14, 2000 and ultimately delisted it on November 18, 2000. ICG Common Stock continues to be traded on the over-the-counter market.

     (b)  Basis of Accounting

          The accompanying financial statements have been prepared using the accrual basis of accounting and present the net assets available for Plan benefits and changes in those net assets. The financial statements and supplemental schedule have been prepared assuming that the Plan will continue as a going concern. The Company's recurring losses and significant net capital deficiency raise substantial doubt about the Plan's ability to continue as a going concern.

          On November 14, 2000 (the Petition Date), ICG and most of its subsidiaries filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the Federal Court for the District of Delaware (the Bankruptcy Court). Under the Bankruptcy Code, the vested assets of the Plan are protected from the claims of the Company's creditors and are not part of the bankruptcy estates. The assets of the Plan are held by the Plan administrator, Schwab Retirement Plan Services, Inc., for the benefit of Plan participants. Further, shortly after the Petition Date, the Bankruptcy Court authorized the Company to pay, among other things, prepetition benefits; as well as authorized continuation of postpetition plans, including the Plan.

          On December 19, 2001, the Company filed a Joint Plan of Reorganization and accompanying disclosure statement. On February 25, 2002, the Company filed the First Amended Joint Plan of Reorganization and accompanying disclosure statement. On April 3, 2002, the Company filed the Second Amended Joint Plan of Reorganization (POR) and accompanying disclosure statement. On May 16, 2002, the Company's balloting agent filed an affidavit indicating that the POR had been accepted by all classes of creditors entitled to vote on the POR. On May 21, 2002, the Court entered an order confirming the POR. The consummation of the POR is contingent upon the Company and its creditors closing on the exit financing contemplated in the POR.

     (c)  Investments

          Mutual funds and ICG Common Stock are recorded at fair value based on quoted market prices. Money market funds are recorded at cost plus accumulated interest, which approximates fair value. Changes in market value after the Plan year end are not reflected in the accompanying financial statements.

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 2001

          Investment transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

(2)  Plan Description

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a)  Eligibility and Contributions

          Employees previously became eligible to participate in the Plan on the first day of the month following 30 days of employment with the Company and the attainment of age 21. However, effective June 1, 2000, the Plan no longer has an age requirement. Participants are eligible for normal retirement upon attainment of age 65 or, if later, after four years of participation in the Plan. Participants are always 100% vested upon attainment of normal retirement. Employees covered by collective bargaining agreements, employees who are nonresident aliens and temporary employees are not eligible for participation in the Plan. Participants may contribute between 1% and 15% of their eligible compensation, subject to annual Internal Revenue Code limitations ($10,500 in 2000 and 2001). At the election of the participant, employee accounts are invested in a variety of investment options managed by the Plan's trustee.

          Through June 30, 2000, the Company matched 100% of employees' contributions with ICG Common Stock, up to 6% of their compensation. ICG Common Stock matching contributions were made from the Company's treasury stock. In the third quarter of 2000, the Company matched 100% of employees' contributions in cash, up to 6% of their compensation. Effective October 1, 2000, the Company's matching contributions are made in cash equal to 50% of the employees' contributions, up to 6% of their compensation.

     (b)  Participant Accounts

          Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (c)  Vesting

          Participants are 100% vested in their own contributions and earnings thereon at all times.

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 2001

          In 1998, the plans of NETCOM On-Line Communication Services, Inc. (NETCOM) and Communications Buying Group, Inc. (CBG) were merged with and into the Company's Plan. The participants of the former NETCOM and CBG plans retained the vesting schedules under the terms of those plans and, accordingly, employer contributions and earnings thereon of participants in the former NETCOM and CBG plans are vested in accordance with the following schedules:

                        Years of service     Vesting percentage
                        ----------------   ----------------------
                                             NETCOM        CBG
                                           ----------   ---------

                               1              25%          --
                               2              50%          20%
                               3              75%          40%
                               4             100%          60%
                               5             100%          80%
                               6             100%         100%

          For all other participants, employer contributions and earnings thereon are vested in accordance with the following schedule:

                        Years of service   Vesting percentage
                        -----------------  ------------------

                          Less than 2              0%
                               2                  50%
                               3                  75%
                               4                 100%

          Effective April 1, 2000, upon becoming 100% vested in the Company match, participants may direct the investment of ICG Common Stock to other investment options during the calendar quarter following the date in which the participant becomes 100% vested.

     (d)  Distributions and Forfeitures

          Participants (or their beneficiaries) can withdraw all or a portion of their vested account balance upon death, disability, termination of employment, attainment of age 59-1/2, or termination of the Plan. Distributions are recorded when paid and are made on a lump sum basis. Forfeitures due to a participant's withdrawal prior to full vesting of employer contributions are used to reduce the Company's contributions.

     (e)  Participant Loans

          Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest equal to 1% plus the U.S. Bank prime rate at the inception of the loan. Loans are repaid through payroll deductions. The interest rates on loans outstanding range from 5.75% to 10.5% at December 31, 2001.

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 2001

     (f)  Plan Termination

          Although the Company has not expressed any intent to do so, it retains the right under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, participants would become 100% vested in their accounts.

          Beginning October 3, 2000, the Company initiated several reductions in workforce, with the first of such terminations occurring on October 3, 2000, and the second phase of such terminations occurring in the first and second quarters of 2001, such that a partial termination of the Plan occurred as a result of these reductions in workforce. Accordingly, all employees terminated by the Company as part of these reductions in workforce became 100% vested in their account balances under the Plan effective as of the date of such termination of employment, provided that the employee did not voluntarily resign prior to his or her reduction in workforce termination date, as established by the Company.

     (g)  Administrative Expenses

          Administrative expenses of the Plan are paid by the Company.

     (h)  Plan Trustee and Administrator

          Schwab Retirement Plan Services, Inc. and Charles Schwab Trust Company are the Plan's administrator and trustee, respectively.

(3)  Income Taxes

     The Plan obtained its latest determination letter on April 14, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code in order to maintain its exemption from federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 2001

(4)  Investments

     Investments representing 5% or more of net assets available for Plan benefits as of December 31 are as follows:

                                                          Fair value
                                                  ---------------------------
                                                      2000           2001
                                                  ------------   ------------

       Invesco Dynamics Fund                     $  4,987,049   $  3,203,226
       Janus Fund                                   6,527,875      4,817,825
       Janus Worldwide Fund                         6,421,560      4,916,494
       Strong Government Securities Fund            1,371,550      2,156,289
       Schwab Institutional Advantage Money Fund    1,914,384      2,216,182
       Schwab 1000 Index Fund                       4,566,122      3,941,810
       Weitz Value Fund                             1,880,432      2,283,235

     Summary of Investment Options

     Effective July 1, 2000, participants may direct their entire account balance, although employer matching contributions previously made in ICG Common Stock (through October 1, 2000) shall continue to be employer directed until a participant is 100% vested.

     Participants may direct their contributions in 1% increments in any of the following investment options:

     Growth Equity Funds - The growth funds seek to provide long-term capital appreciation through investment securities characterized as growth stocks. The growth funds consist of the RS Emerging Growth Fund, the Janus Fund and the Invesco Dynamics Fund.

     International Equity Funds - The international equity funds focus on providing long-term capital appreciation through investment in stocks and debt obligations of companies and governments outside the United States. These funds consist of the Janus Worldwide Fund and the William Blair International Growth Fund.

     Value Fund - This fund seeks to provide long-term capital appreciation through investment primarily in undervalued securities with the expectation of a higher future performance. This fund consists of the Weitz Value Fund.

     Balanced Funds - The balanced funds seek to provide both long-term capital appreciation and income by balancing the portfolio with equities and fixed-income investments. These funds consist of the Schwab 1000 Index Fund and the PAX World Fund.

     Fixed-Income Fund - This fund focuses on preserving principal and generating a stable rate of return by investing in fixed income investments designed to minimize volatility. This fund invests at least 60% of its assets in high quality debt securities, including U.S. Government Agency securities and other investment grade-rated fixed income securities. This fund consists of the Strong Government Securities Fund.

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 2001

     Bond Fund - This fund seeks current income with moderate share price fluctuation by investing at least 80% of its assets in U.S. government obligations. This fund consists of the Strong Short-Term Bond Fund.

     Money  Market  Fund - This fund  seeks to  provide a high  level of current income with preservation of principal and liquidity, investing in short-term money market instruments consisting of obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, taxable and tax-exempt municipal obligations, corporate and bank obligations, certificates of deposit, bankers' acceptances and variable amount master demand notes. This fund consists of the Schwab Institutional Advantage Money Fund.

     ICG Communications,  Inc. Common Stock - This investment option consists of
     ICG   Communications,   Inc.  common  stock.  This  investment  option  was
     discontinued in February, 2002.

     Through March 31, 2000, participants were able to direct their contributions in 1% increments into Founders Special Fund, PBHG Growth Fund, Vanguard International Growth Fund, and Invesco Industrial Income Fund. Effective March 31, 2000, the aforementioned funds were replaced by the RS Emerging Growth Fund, Invesco Dynamics Fund, William Blair International Growth Fund, and Weitz Value Fund, respectively.

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 2001

(5)   Changes  in  Net  Assets   Available   for  Plan  Benefits  by  Investment
        Alternative for the Years Ended December 31, 2000 and 2001

                                      Participant
                                       Directed      ICG Common
                                         Funds         Stock          Total
                                     ------------- -------------- --------------
  Net assets available for Plan
    benefits at December 31, 1999   $ 33,511,146  $  15,476,159  $  48,987,305
  Additions (deductions) to net
    assets attributed to:
   Investment income (loss):
     Net depreciation in fair value
       of investments                 (4,342,956)   (16,623,819)   (20,966,775)
     Interest and dividends            2,358,382         16,803      2,375,185
   Participant contributions           9,044,911      1,112,394     10,157,305
   Employer contributions              1,619,157      2,475,530      4,094,687
   Participant rollover
     contributions                     1,350,673         52,484      1,403,157
  Distributions to participants      (10,760,084)    (2,269,498)   (13,029,582)
  Loans to participants                   42,641        (42,641)            --
  Loan repayments                        (31,918)        31,918             --
  Net transfers between funds           (124,111)       124,111             --
                                    ------------- -------------- --------------
     Net decrease in net assets
       available for Plan
       benefits                         (843,305)   (15,122,718)   (15,966,023)
                                    ------------- -------------- --------------
  Net assets available for Plan
    benefits at December 31, 2000     32,667,841        353,441     33,021,282
  Additions (deductions) to net
    assets attributed to:
   Investment income (loss):
     Net depreciation in fair value
       of investments                 (5,921,802)      (297,039)    (6,218,841)
     Interest and dividends              364,424          6,086        370,510
   Participant contributions           5,330,074        170,640      5,500,714
   Employer contributions              1,755,712         67,260      1,822,972
   Participant rollover
     contributions                       152,123             --        152,123
  Distributions to participants       (6,461,205)       (56,292)    (6,517,497)
  Loans to participants                    7,792         (7,792)            --
  Loan repayments                         (6,930)         6,930             --
  Net transfers between funds             71,487        (71,487)            --
                                    ------------- -------------- --------------
     Net decrease in net assets
       available for Plan
       benefits                       (4,708,325)      (181,694)    (4,890,019)
                                    ------------- -------------- --------------
  Net assets available for Plan
    benefits at December 31, 2001  $  27,959,516  $     171,747  $  28,131,263
                                    ============= ============== ==============

                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 2001

(6)  Forfeited Accounts

     In 2000 and 2001, participants withdrawing from the Plan forfeited balances of $1,570,236 and $115,817, respectively. These forfeitures have been recorded in the financial statements as a reduction of the employer contributions for 2000 and 2001, respectively.

(7)  Reconciliation of Financial Statements to Form 5500

     The Plan's Form 5500 for the year ended December 31, 2000 does not include participant contributions receivable in the amount of $141,216. This amount is included in the Plan's Form 5500 for the year ended December 31, 2001.

                            ICG COMMUNICATIONS, INC.
                             EMPLOYEE SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                    Fair value
                                                                 ---------------

Cash                                                             $       1,187

Money market fund:
  Schwab Institutional Advantage Money Fund                          2,216,182

Mutual funds:
  Invesco Dynamics Fund                                              3,203,226
  Janus Fund                                                         4,817,825
  Janus Worldwide Fund                                               4,916,494
  PAX World Fund                                                     1,177,999
  RS Emerging Growth Fund                                              922,035
  Schwab 1000 Index Fund                                             3,941,810
  Strong Government Securities Fund                                  2,156,289
  Strong Short Term Bond Fund                                          240,368
  Weitz Value Fund                                                   2,283,235
  William Blair International Growth Fund                            1,257,673
                                                                 ---------------
                                                                    24,916,954

ICG Common Stock  (historical cost basis - $13,243,731)                171,747

Participant loans (interest rates ranging from 5.75% to 10.5%)         421,895
                                                                 ---------------

Total investments                                               $   27,727,965
                                                                 ===============


All investments are held by the Charles Schwab Trust Company, which is a party-in-interest.

See accompanying independent auditors' report.




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

                                   Exhibit 23







                         Consent of Independent Auditors


Plan Administrator of ICG Communications, Inc.
   Employee Savings Plan:

We consent to incorporation by reference in the registration statement (No. 333-25957) on Form S-8 of ICG Communications, Inc. of our report dated June 13, 2002, relating to the statements of net assets available for Plan benefits of the ICG Communications, Inc. Employee Savings Plan as of December 31, 2000 and 2001 and the statements of changes in net assets available for Plan benefits for the years then ended and the related schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the ICG Communications, Inc. Employee Savings Plan.

Our report dated June 13, 2002 contains an explanatory paragraph that states that the financial condition of the Plan sponsor raises substantial doubt about the Plan's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                    KPMG LLP


Denver, Colorado
June 26, 2002


                                       17